Exhibit 99.1

Company announcement – No. 3 / 2021

Zealand Pharma announces completion of a directed issue and private placement of approx. 3.6 million new ordinary shares raising gross proceeds of approx. DKK 749 million

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA, EXCEPT AS PERMITTED BY APPLICABLE LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND THE SECURITIES REFERRED TO HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT; ANY PUBLIC OFFERING OF SUCH SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER, WHICH WOULD CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

•	As announced on 27 January 2021, Zealand Pharma commenced a directed share offering to institutional and professional investors through an accelerated book building.

•	Today, 27 January 2021, Zealand Pharma’s board of directors has exercised an authorization to increase the share capital by issuing 3,600,841 new shares.

•	The new shares will be issued at a subscription price of DKK 208 per new share.

•	The aggregate gross proceeds from the issue will amount to approx. DKK 749 million and Zealand intends to use the net proceeds to help fund commercialization and pre-launch activities for Zealand's late stage programs, accelerate development of the clinical pipeline, continue support for Zealand’s peptide platform, and for general corporate purposes.

•	In connection with the Offering, Zealand expects to enter into an equity swap agreement to acquire a limited number of New Shares to be used for covering certain ordinary obligations under Zealand's equity-based incentive programs. Part of the net proceeds will be used to fund the acquisition of these New Shares.

Copenhagen, 27 January 2021 – With reference to company announcement no. 2 / 2021 regarding the announcement of a directed issue and private placement of new ordinary shares, Zealand Pharma A/S ("Zealand") (Nasdaq: ZEAL), (CVR-no. 20 04 50 78), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announces that the board of directors of Zealand (the "Board") has in accordance with article 7.1 of Zealand's articles of association today exercised an authorization granted by Zealand's annual general meeting held on 2 April 2020, to increase Zealand's share capital by issue of 3,600,841 new ordinary shares (the "New Shares") at a subscription price of DKK 208 per New Share.

Zealand Pharma A/S

The issuance of the New Shares follows an offering at market price in a private placement directed at institutional and professional investors in Denmark and certain other jurisdictions (the "Offering"). The subscription price for the New Shares has been determined through an accelerated book building procedure as part of the Offering.

The Offering is expected to be completed on 1 February (subject to the satisfaction of customary closing conditions), and the New Shares are expected to be admitted to trading and official listing on Nasdaq Copenhagen on 2 February 2021.

The Offering has not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and was made pursuant to applicable exemptions from the obligation to publish a Danish prospectus in Denmark as well as exemptions from the U.S. Securities Act and the securities laws of other applicable jurisdictions, as a directed issue and private placement to eligible institutional and professional investors.

Summary of the Offering:

•	3,600,841 New Shares were subscribed for in the Offering;

•	the subscription price for the New Shares is DKK 208 per New Share;

•	total gross proceeds from the Offering will amount to approx. DKK 749 million;

•	allocation of the New Shares subscribed for in the Offering has been determined by the Board in consultation with Goldman Sachs International, Jefferies GmbH and Danske Bank A/S;

•	a limited number of the New Shares have been allocated to Zealand's Chief Executive Officer Emmanuel Dulac and Chief Financial Officer Matthew Dallas;

•	Zealand expects to enter into an equity swap agreement to acquire a limited number of New Shares to be used for covering certain ordinary obligations under Zealand's equity based incentive programs;

•	following the Offering, Zealand will be subject to a 90 calendar days lock-up undertaking (calculated from admission of the New Shares to trading and official listing on Nasdaq Copenhagen A/S), and the members of Zealand's executive management and board of directors will be subject to a 90 calendar days lock-up undertaking (calculated from 27 January 2021), both subject to certain customary exceptions and an exemption related to shares related to warrants which can be subscribed for by certain members of the executive management and board of directors;

•	the New Shares will be issued without pre-emption rights for Zealand's current shareholders and the New Shares will upon issuance rank pari passu with Zealand's existing shares and carry the same dividend and other rights. The New Shares must be registered in the name of the holder in the Company’s register of shareholders;

•	each New Share carries one vote at Zealand's general meetings. Zealand only has one class of shares;

•	following completion of the Offering, the registered share capital of Zealand will amount to DKK 43,400,547 divided into 43,400,547 shares of DKK 1 each; and

•	a timetable of expected future principal events can be seen below.

Zealand Pharma A/S

Reasoning for the Offering and use of proceeds

Zealand's gross proceeds from the Offering will be approximately DKK 749 million. Zealand intends to use the net proceeds from the Offering to help fund commercialization and pre-launch activities for Zealand's late stage programs, accelerate development of the clinical pipeline, continue support for Zealand’s peptide platform, and for general corporate purposes.

In connection with the Offering, Zealand will enter into an equity swap agreement to acquire a limited number of New Shares to be used for covering certain ordinary obligations under Zealand's equity based incentive programs. Part of the net proceeds will be used to fund the acquisition of these New Shares.

Admission to trading and official listing

The New Shares will be listed on Nasdaq Copenhagen in reliance on the exemption in article 1(5)a of the Prospectus Regulation and not on the basis of a prospectus.

The New Shares will be issued in the systems of VP Securities A/S and delivered to the investors in the temporary ISIN code DK0061531514. No application for admission to trading and official listing has been, or will be, filed for the New Shares issued under the temporary ISIN code, and the temporary ISIN code will only be registered with VP Securities A/S for subscription for the New Shares. The temporary ISIN code in VP Securities A/S will be merged with the permanent ISIN code for the existing shares, DK0060257814, as soon as possible following registration of the share capital increase with the Danish Business Authority, expected on 1 February 2021. The New Shares are expected to be admitted to trading and official listing on Nasdaq Copenhagen A/S on or around 2 February 2021 in the permanent ISIN code for Zealand's existing shares, DK0060257814.

The admission to trading and official listing of the New Shares is subject to the Offering not being withdrawn prior to the settlement thereof and the Company making an announcement to that effect.

Expected timetable for the Offering

The completion of the Offering, including admission to trading and official listing of the New Shares is subject to the Offering not being withdrawn prior to the settlement thereof.

1 February 2021	Registration of the New Shares with the Danish Business Authority
1 February 2021	Settlement and payment against delivery of the New Shares. The New Shares will be delivered in the temporary ISIN code
2 February 2021	Admittance to trading and official listing of the New Shares, in the ISIN code for the existing shares, DK0060257814, on Nasdaq Copenhagen A/S
3 February 2021	Merger of the temporary ISIN code with the permanent ISIN code

The New Shares

The New Shares will rank pari passu in all respects with existing shares in Zealand. The New Shares will be negotiable instruments, and no restrictions will apply to their transferability. U.S. investors that have acquired New Shares in the Offering have, however, undertaken certain trading restrictions for their New Shares. No shares, including the New Shares, carry or will carry any special rights. Rights conferred by the New Shares, including voting rights and dividend rights, will apply from the time when the capital increase is registered with the Danish Business Authority. The New Shares must be registered in the name of the holder in the Company’s register of shareholders.

Zealand Pharma A/S

Managers and legal counsels

Goldman Sachs International, Jefferies GmbH and Danske Bank A/S are acting as joint global coordinators and joint bookrunners in the Offering, and Bryan, Garnier & Co. and Nordea Danmark, Filial af Nordea Bank Abp, Finland are acting as co-managers in the Offering (the joint global coordinators and the co-managers are jointly referred to as the "Managers"). Danske Bank A/S is acting as settlement agent for the Offering.

Plesner and Cooley LLP act as Danish and U.S. legal advisors respectively to the Company. Kromann Reumert and Latham & Watkins LLP act as Danish and U.S. legal advisors respectively to the Managers.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Emmanuel Dulac, President and Chief Executive Officer

EDulac@zealandpharma.com

Matt Dallas, Senior Vice President and Chief Financial Officer

MDallas@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA).

Important information

This announcement is not a prospectus and investors should not purchase any securities referred to in this announcement on the basis of this announcement. The information contained in this announcement is for information and background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. No obligation is undertaken to update this announcement or correct any inaccuracies, and the distribution of this announcement shall not be deemed to be any form of commitment on the part of Zealand to proceed with any transaction or arrangement referred to herein. This announcement has not been approved by any competent regulatory authority.

Zealand Pharma A/S

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, or act as an inducement to enter into, any contract or commitment whatsoever. The transactions described in this announcement and the distribution of this announcement and other information in connection with the transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions. In particular, no announcement or information regarding such transactions may be disseminated to the public in any jurisdiction where a prior registration or approval is required for such purpose. Any failure to comply with these or other applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in the United States (including its territories and possessions, any state of the United States and the District of Columbia, the United States), Australia, Canada, Japan or South Africa, or in any other jurisdiction to whom or in which such offer or solicitation is unlawful ("Excluded Territories"). Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The securities referred to in this announcement have not been, and will not be, registered under the U.S. Securities Act or under the securities laws of any state of the United States or any other Excluded Territory. Accordingly, such securities may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act, and such securities may not be offered, sold, resold, taken up, exercised, renounced, transferred, delivered or distributed, directly or indirectly, in or into any other Excluded Territories or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration of such securities in, the relevant jurisdiction. There will be no public offer of securities in the United States or elsewhere. Any public offer of such securities to be made in the United States would be made by means of a prospectus that may be obtained from Zealand, which would contain detailed information about the company and management, as well as financial statements. None of Zealand, the Managers or any of their respective subsidiary undertakings, affiliates or any of their respective directors, officers, employees, advisers, agents or any other person accepts any responsibility whatsoever if the foregoing restrictions are not complied with by any other person.

This announcement is not for release, publication or distribution in whole or in part in or into the Excluded Territories, except as permitted by applicable law.

This announcement has been prepared on the basis that any offers of securities referred to herein will be made pursuant to an exemption from the requirement to publish a prospectus for offers of such securities (i) in any Member State of the EEA under the Prospectus Regulation (EU) 2017/1129 on prospectuses (the "EU Prospectus Regulation"), and (ii) in the United Kingdom, under the Prospectus Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”).

The information set forth in this announcement is only being distributed to, and directed at, persons in Member States of the EEA who are qualified investors ("Qualified Investors") within the meaning of Article 2(1)(e) of the EU Prospectus Regulation.

Zealand Pharma A/S

This announcement is only being distributed to, and is only directed at, persons in the United Kingdom within the meaning of Article 2(1)(e) of the UK Prospectus Regulation, who are also persons who are qualified investors that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this announcement relates is available in the United Kingdom only to relevant persons and will be engaged in only with relevant persons. This announcement must not be acted on or relied on by persons in the United Kingdom who are not relevant persons.

None of Zealand, the Managers or any of their respective subsidiary undertakings, affiliates or any of their respective directors, officers, employees, advisers, agents or any other person accepts any responsibility whatsoever for, or makes any representation or warranty, express or implied, as to the truth, accuracy, completeness or fairness of the information or opinions in this announcement (or whether any information has been omitted from the announcement) or any other information relating to Zealand or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

This announcement does not constitute an investment recommendation. The price and value of securities and any income from them can go down as well as up and you could lose your entire investment. Past performance is not a guide to future performance. Information in this announcement cannot be relied upon as a guide to future performance.

The Managers are acting for Zealand and for no one else in relation to the Offering, and will not be responsible to any other person for providing the protections afforded to their clients nor for providing advice in connection with the matters contained in this announcement. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Managers or by any of their affiliates or agents, as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

In connection with the Offering, each of the Managers and any of their respective affiliates or any person acting on its or their behalf, may take up a portion of the shares of the Company in the Offering in a principal position and in that capacity may retain, purchase or sell for its own account such shares and other securities of the Company or related investments and may offer or sell such shares, securities or other investments otherwise than in connection with the Offering. Accordingly, references in this announcement to New Shares being issued, offered or placed should be read as including any issue, offering or placement of such shares in the Company to the Managers or any of their respective affiliates or any person acting on its or their behalf acting in such capacity. In addition, any Manager or any of their respective affiliates or any person acting on its or their behalf may enter into financing arrangements (including swaps, warrants or contracts for difference) with investors in connection with which such Manager(s) or any of their respective affiliates or any person acting on its or their behalf may from time to time acquire, hold or dispose of such securities of the Company, including the New Shares. Furthermore, in the event that the Managers acquire New Shares in the Offering, they may co-ordinate disposals of such shares in accordance with applicable law and regulation. None of the Managers or any of their respective affiliates or any person acting on its or their behalf intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Zealand Pharma A/S

Forward-Looking Statements

This announcement may contain forward-looking statements, including “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on the beliefs and assumptions and on information currently available to management of Zealand, including with respect to the closing of the Offering described herein. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including statements regarding the anticipated final terms of the Investment. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Zealand's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the "Risk Factors" section of the Zealand's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 13, 2020 and subsequent reports that Zealand filed or files with the SEC. Forward-looking statements represent Zealand's beliefs and assumptions only as of the date of this announcement. Although Zealand believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, Zealand assumes no obligation to publicly update any forward-looking statements for any reason after the date of this announcement to conform any of the forward-looking statements to actual results or to changes in its expectations.

Zealand Pharma A/S